EXHIBIT H
FORM OF NOTICE

     Notice is hereby given that the following filing(s) has/have been made with the Commission under provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) is/are available for public inspection through the Commission's Branch of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _________, 2004, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _______, 2004 the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

   Northeast Utilities, et al. (70-10184)

Northeast Utilities ("NU"), located at 174 Brush Hill Avenue, West Springfield, MA 01090-0010, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and The Connecticut Light and Power Company and its subsidiary CL&P Receivables Corporation, Western Massachusetts Electric Company, Public Service Company of New Hampshire and it subsidiary Properties, Inc., Holyoke Water Power Company and its subsidiary Holyoke Power and Electric Company, North Atlantic Energy Corporation, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, The Rocky River Realty Company, The Quinnehtuk Company, Charter Oak Energy, Inc., and Northeast Utilities Service Company, each a wholly-owned subsidiary of NU, Yankee Energy System, Inc., a wholly-owned public utility holding company subsidiary of NU and its wholly-owned subsidiaries, Yankee Gas Services Company, Yankee Energy Financial Services Company, Yankee Energy Services Company and NorConn Properties, Inc.; and NU Enterprises, Inc., a wholly owned nonutility holding company subsidiary of NU, and its direct and indirect wholly-owned subsidiaries, Northeast Generation Company, Northeast Generation Services Company and its subsidiaries, NGS Mechanical, Inc., E. S. Boulos Company, and Woods Electrical Company, Inc., Select Energy, Inc. and its subsidiary Select Energy New York, Inc., Select Energy Services, Inc., and its subsidiaries Reeds Ferry Supply, Co., Inc., HEC/Tobyhanna Energy Project, Inc. and Select Energy Contracting, Inc., Mode 1 Communications, Inc. and Woods Network Services, Inc., (collectively, the "Subsidiaries" and collectively with NU, the "Applicants") have filed an application/declaration (the "Application") pursuant to Section 12 of the Act and Rule 45 thereunder to seek approval for the amendment of the NU System Tax Allocation Agreement such that NU will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to tax losses incurred by it in connection with the Acquisition Debt (as defined herein), rather than generally provide such tax benefit to its Subsidiaries.

Applicants state that n March 1, 2000, NU acquired Yankee Energy System, Inc. ("Yankee Energy"). In connection with this acquisition, on March 1, 2000, NU entered into a $266 million one-year bank term loan facility under which $263 million was borrowed. Applicants state that this loan facility was refinanced such that in April 2002, NU issued $263 million of 10-year senior unsecured notes carrying a coupon rate of 7.25% which mature April 1, 2012. According to the Applicants, the annual interest payment on the YES Debt is approximately $19.1 million. For purposes of this Notice, "Acquisition Debt" means the YES Debt and indebtedness that may be incurred by NU to refinance such indebtedness.

The Applicants request that the Commission authorize NU and its subsidiaries to amend and restate the NU systems current Tax Allocation Agreement, as amended in a manner such that NU will retain the benefit attributable to tax losses it incurs in connection with the Acquisition Debt, rather than reallocate such benefit to its Subsidiaries. This would be effective for the tax year beginning January 1, 2004 and end when the Acquisition Debt, and any refinancings thereof, have been paid off.

Applicants state that in this respect, the proposed amended tax allocation agreement does not comply with all of the requirements of Rule 45(c) and requires Commission approval. According to Applicants the proposed amended tax allocation agreement will have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment - NU. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of the Subsidiaries will not exceed the "separate return tax" of such Subsidiary (the "separate return limitation"). Thus, the proposed amended tax allocation agreement will not have the effect of shifting a larger portion of the group's tax liability to any member of the group than such company would otherwise pay on a separate return basis.

Applicants state that other than this request, the consolidated tax would generally be allocated among the members of the group in proportion to the separate return tax of each member, provided that the tax apportioned to any subsidiary of NU will not exceed the "separate return tax" of such subsidiary with NU allocating the benefits of its own losses generally to its Subsidiaries. This is the method of allocation required under Rule 45(c)(2)(ii).

Applicants state that the Acquisition Debt was not incurred to fund investments in NU's subsidiaries, but rather to acquire the equity of Yankee Energy. Such debt represents indebtedness of NU, issued based on its creditworthiness and is non-recourse to the subsidiaries. By incurring the Acquisition Debt, NU states that it is creating tax deductions that are non-recourse to its subsidiaries. As a result, NU should retain the benefits of those tax credits. Importantly, according to the Applicants, NU could not, without the approval of the commissions having jurisdiction over rates of its utility subsidiaries, recover in rates of such utility subsidiaries any costs, including the interest on the Acquisition Debt, associated with the acquisition of Yankee Energy, thus the allocation of tax under the proposed amended tax allocation agreement would not result in any detriment to the customers of NU's utility Subsidiaries.

The Applicants state that NU's circumstances are substantially similar to those presented in other orders issued by the Commission concerning tax allocation agreements. According to the Applicants the proposed amended tax allocation agreement will not lead to the kinds of abuses Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring NU's expenses to its subsidiaries and NU's subsidiaries' allocated share of the consolidated return liability will be no greater than it would be if calculated on a separate return basis, as required by Rule 45(c). Applicants state that the utility Subsidiaries are not obligated, directly or indirectly, on the Acquisition Debt and the proposed amended tax allocation agreement will not have the effect of shifting NU's tax losses incurred by it in connection with the Acquisition Debt to the utility subsidiaries. Finally, according to the Applicants, the Acquisition Debt has not affected the utility subsidiaries' financial position or credit, as evidenced by their credit ratings, their projected capitalization ratios and cash flow.

For the Commission, by the Division of Investment Management, under delegated authority.